Issuer Free Writing Prospectus dated May 30, 2007
Filed Pursuant to Rule 433
Registration No. 333-124779
(Relating to Prospectus dated July 6, 2005)

Common stock offered by Cypress	4,700,000 shares of common stock.

Upon completion of this offering, we will have 36,995,131 shares of common stock outstanding based on the actual number of shares outstanding as of May 25, 2007.

In addition, we have granted the underwriters an option to purchase up to an additional 705,000 shares of common stock to cover over-allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of this over-allotment option.

Use of proceeds
We intend to use the net proceeds from this offering to acquire, in-license or invest in products, product candidates, technologies and companies that are complementary to our own, and, if we exercise our option to do so, to co-promote milnacipran if milnacipran receives United States Food and Drug Administration, or FDA, approval, under our agreement with Forest Laboratories, Inc., or Forest Laboratories, and, if relevant, to co-promote other products we may acquire or in-license, and for working capital and general corporate purposes.

Purchasers of shares of common stock in this offering will suffer immediate dilution, defined as the difference between the purchase price per share to the public in this offering and the pro forma net tangible book value per share after this offering.

Description of capital stock
Our authorized capital stock consists of 60,000,000 shares of common stock, $.001 par value, and 15,000,000 shares of preferred stock, $.001 par value. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully paid and nonassessable.

Recent events
On May 22, 2007, we announced top-line results from our second Phase III trial for milnacipran, which was a 1,196 patient randomized, three month, double-blind, placebo-controlled pivotal Phase III study. The results demonstrate statistically significant therapeutic effects of milnacipran as a treatment of fibromyalgia syndrome, or FMS. At this time, we have only been able to review initial top-line results and further analyses will be completed in the coming weeks to examine the results in greater detail. For more information regarding the top-line results from our second Phase III trial for milnacipran, please refer to our press release filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2007, which press release is incorporated by reference herein.

Disclosure updates
The following statements update the description of our agreements with Collegium Pharmaceutical, Inc., or Collegium, Forest Laboratories and Pierre Fabre Medicament, or Pierre Fabre: Under our reformulation and new product agreement with Collegium, Collegium may require that any milestone payments we are required to make to Collegium be paid with shares of our common stock. As part of our agreements with Forest Laboratories and Pierre Fabre, we have licensed any patents that may issue from our patent applications related to Fibromyalgia Syndrome, or FMS, and milnacipran to Forest Laboratories and Pierre Fabre.

Selected risk factors
You should carefully consider the following factors as well as other information contained in our Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 10, 2005, including the related base prospectus and the documents incorporated by reference therein before deciding whether to participate in the offering to which this communication relates.

There are limited data regarding milnacipran as a treatment of FMS and it may not work for FMS, or there may be safety issues with its use in this patient population.

There are limited data supporting the use of milnacipran for the treatment of FMS and no data, other than our recently completed second phase III trial for FMS, supporting the use of milnacipran for indications other than FMS and depression. In September 2005, we reported top line results from our first Phase III clinical trial for patients with FMS and our trial did not achieve statistical significance on our primary endpoint. Although milnacipran is currently being sold by Pierre Fabre outside North America as an antidepressant, it has only been tested as a treatment for FMS in our Phase II trial and our two Phase III trials. We must conduct and obtain favorable results in at least two pivotal Phase III trials to support an application for FDA approval of the product candidate. Although we intend to submit a New Drug Application using our first and second Phase III clinical trials, the first trial may not qualify as one of the registration quality studies necessary to support an application to the FDA. A more detailed analysis of the results of our second Phase III trial may demonstrate that the results are not as favorable as we initially believed or may lead us to different conclusions regarding the statistical significance of the data from the second Phase III clinical trial. It is also possible that our ongoing third Phase III trial for milnacipran will not achieve statistical significance or will otherwise generate data that is unfavorable. We experienced higher patient drop out rates in our first and second Phase III trials than in our Phase II trial for milnacipran. In general, in clinical trials the goal is to retain as many patients as possible so that the results are more easily interpretable. Milnacipran may not prove to be effective to treat FMS in future clinical trials. In addition, although we believe based on our analysis of the data, that the effect was durable, further studies may prove that any positive effects from patients taking milnacipran may not be durable. Furthermore, even if we elect to pursue the development of milnacipran for any other Functional Somatic Syndromes, such as Irritable Bowel Syndrome, it may not prove to be effective.

In addition, all or any of our clinical trials may reveal that milnacipran is not safe. The FDA has never approved a drug for the treatment of FMS. If milnacipran is not demonstrated to be a safe and effective treatment for FMS to the satisfaction of the FDA or other regulatory agencies, including because we do not comply with the Special Protocol Assessment, we will not receive regulatory approval and our business would be materially harmed. Furthermore, the recent publicity related to safety issues in the market may make approval of any drug by the FDA more difficult.

We have the right to co-promote milnacipran, but we do not have the marketing, sales or distribution experience or capabilities.

Our ability to co-promote any product developed under our agreement with Forest Laboratories, including milnacipran, is subject to our building our own marketing and sales capabilities, and we currently do not have the ability to directly sell, market or distribute any product. In addition, in the event our agreement with Forest Laboratories is terminated or with respect to any other product we may develop that is not covered by our collaboration with Forest Laboratories, we would have to obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales force or build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. We may not be able to enter into such arrangements with third parties in a timely manner or on acceptable terms or establish sales, marketing and distribution capabilities of our own. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

We will need substantial additional funding and may be unable to raise capital when needed, which could force us to scale back or discontinue the completion of any proposed acquisitions or adversely affect our ability to realize the expected benefits of any completed acquisitions.

We agreed to pay certain expenses in connection with the second Phase III clinical trial for milnacipran in FMS, which under certain circumstances may not be reimbursed by Forest Laboratories to us. In addition, we will incur certain non-reimbursable expenses in connection with the development of milnacipran and may incur expenses in connection with any co-promotion for milnacipran we choose to undertake. We are also incurring expenses in connection with the evaluation of potential acquisitions or other strategic transactions and will incur additional expenses in the event we close any such transactions or enter into any co-promotion, in-licensing or collaboration agreements in connection with any such transactions. We do not have any committed external sources of funding and we will likely need to raise additional capital through the sale of equity or debt. The amount of capital we will require will depend upon many factors, including but not limited to, the evaluation and potential closing of any strategic transactions and the development strategy for milnacipran. If we are unable to raise capital when we need it, we may have to scale back or discontinue the evaluation or completion of any proposed acquisitions or strategic transaction(s).

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of the offering to which this communication relates and could use them for purposes other than those contemplated at the time of such offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

We rely primarily on method of use patents to protect our proprietary technology for the development of milnacipran, and our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology.

Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology. The composition of matter patent for milnacipran (U.S. Patent 4,478,836) expired in June 2002. Accordingly, we rely on the patent for the method of synthesis of milnacipran (U.S. Patent 5,034,541), which expires on December 27, 2009 and was assigned to Pierre Fabre and licensed to us and on patents on the method of use of milnacipran to treat symptoms of FMS (U.S. Patent 6,602,911, which we refer to as the ‘911 Patent), the method of use of milnacipran to treat pain (U.S. Patent 6,992,110) and the method of use of milnacipran to treat symptoms of chronic fatigue syndrome (U.S. Patent 6,635,675) issued to us, to protect our proprietary technology with respect to the development of milnacipran. The method of use patent directly relevant to our current milnacipran product candidate is the ’911 patent; the other two method of use patents may have future applicability. We have also filed additional patent applications related to milnacipran and to the use of milnacipran for FMS (and other related pain syndromes and disorders), although no patents have issued on these patent applications. Because there is very limited patent protection for the composition of matter of milnacipran, other companies may be able to sell milnacipran in competition with us and Forest Laboratories unless we and Forest Laboratories are able to obtain additional protection through milnacipran-related patents or additional use patents that may issue from our pending patent applications or other regulatory exclusivity. It may be more difficult to establish infringement of methods of synthesis, formulation or use patents as compared to a patent on a compound. If we or Forest Laboratories are not able to obtain and enforce these patents, a competitor could use milnacipran for a treatment or use not covered by any of our patents.

The validity of a U.S. patent depends, in part, on the novelty of the invention it discloses. The pharmaceutical industry is characterized by constant investment in new drug discovery and development, and this results in a steady stream of publications regarding the product of this investment, any of which would act to defeat the novelty of later-discovered inventions. Issued U.S. patents enjoy a presumption of validity that can only be overcome by clear and convincing evidence. However, patents are nonetheless subject to challenge and can be invalidated if a court determines, retrospectively, that despite the action of the Patent and Trademark Office in issuing the patent, the corresponding patent application did not meet the statutory requirements. If a competitor or other third party were to successfully challenge our patents, and claims in these patents are narrowed or invalidated, our ability to protect the related product from competition would be compromised.

We also expect to rely on the United States Drug Price Competition and Patent Term Restoration Act, commonly known as the Hatch-Waxman Amendments, for protection of milnacipran and our other future products. The Hatch-Waxman Amendments provide data exclusivity for new molecular entities, such as that in milnacipran. Once a drug containing a new molecule is approved by the FDA, the FDA cannot accept an abbreviated NDA for a generic drug containing that molecule for five years, although the FDA may accept and approve a drug containing the molecule pursuant to an NDA supported by independent clinical data. Amendments have been proposed that would narrow the scope of Hatch-Waxman exclusivity and permit generic drugs to compete with our drug. After the Hatch-Waxman exclusivity period expires, assuming our patents are valid, we still expect to rely on our method of use patents to protect our proprietary technology with respect to the development of milnacipran. The patent positions of pharmaceutical companies are uncertain and may involve complex legal and factual questions. We may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against us could result in significant expense to us, including diversion of the resources of management.

Others may file patent applications or obtain patents on similar technology or compounds that compete with milnacipran for the treatment of FMS. We cannot predict the breadth of claims that will be allowed and issued in patent applications. Once patents have issued, we cannot predict how the claims will be construed or enforced. We may infringe on intellectual property rights of others without being aware of the infringement. If another party claims we are infringing their technology, we could have to defend an expensive and time consuming lawsuit, pay a large sum if we are found to be infringing, or be prohibited from selling or licensing our products unless we obtain a license or redesign our product, which may not be possible.

We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. Some of our current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop similar knowledge, methods and know-how or gain access to our proprietary information through some other means.

This communication contains or incorporates by reference certain forward-looking statements that describe our future plans, strategies, intentions, expectations, objectives, goals and prospects. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this communication.
We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, including the documents incorporated by reference in that prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, NY 10171. You may also access the prospectus by clicking on the following link: http://www.sec.gov/Archives/edgar/data/716054/000104746905018947/a2160545z424b3.htm